FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of August, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



The following text is the English translation of a news release issued in Germany by HSBC Holdings plc's subsidiary.

                           HSBC TRINKAUS & BURKHARDT
               DOUBLES OPERATING PROFIT IN THE FIRST HALF OF 2006

   - Operating profit in the first half of 2006 increased 110.7 per cent to EUR104.3 million from EUR49.5 million in the first half of 2005.


   - Profit after tax in the first half of 2006 increased 72.0 per cent to EUR70.7 million from EUR41.1 million in the first half of 2005.


   - Cost:income ratio fell to 58.3 per cent at the end of the first half of 2006 from 68.6 per cent at the same point in 2005.

HSBC Trinkaus & Burkhardt more than doubled operating profit in the first half of 2006 to EUR104.3 million. Profit after tax increased by 72.0 per cent from EUR41.1 million to EUR70.7 million. Return on equity at the end of June 2006 was
33.9 per cent, up from 19.1 per cent at the same point last year.

Across all client segments, strong growth was recorded in asset management activities. Meanwhile, Corporate Banking improved its revenues, largely through increased customer appetite for interest rate products. The bank's Institutional Clients and Private Banking units profited from higher transaction volumes in equities.

Net interest income rose by 30.8 per cent to EUR46.3 million. Declining interest income from financial assets was more than compensated for by, amongst other things, higher revenues from the securities services joint venture - International Transaction Services GmbH (ITS).

Fee income increased significantly, rising by 22.4 per cent to EUR151.2 million. Growth in fee income from securities business was moderate due largely to the recent decline in stock prices, however, fee income from derivatives and foreign exchange business grew strongly.

Encouragingly, trading profit rose to EUR62.5 million in the first half of 2006 from EUR27.3 million in the same period last year. All trading segments contributed to this increase, but equities and equity-/index-derivatives stood out contributing EUR49.2 million.

Administrative expenses rose by 15.3 per cent to EUR156.0 million, largely due to an increase in personnel expenses which were up 22.0 per cent to EUR105.1 million. This was due to an increase in performance-related remuneration. Provisions for pensions were lower than last year, as pension obligations were moved to a Contractual Trust Arrangement (CTA). Depreciation decreased due to the sale of the securities execution system GEOS to the affiliated company ITS. The overall effect of these measures and the strong business performance was a decrease in the cost:income ratio from 68.6 per cent to 58.3 per cent at the end of the first half 2006.

The management board is encouraged by these results but stock markets have weakened since May this year, which is likely to affect some business in the second half. Nevertheless, the management board continues to pursue its goal of increasing operating profit for the full year, over the results posted for 2005.







                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  17 August 2006